Carl Paschetag, Jr.

Chief Financial Officer

Direct: 978-656-3614

Fax: 978-458-9140

Cell: 978-257-5954

Email: cpaschetag@trcsolutions.com

April 6, 2008

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549-7010

Re:                               TRC Companies, Inc.

Form 10-K for the fiscal year ended June 30, 2007

Filed December 14, 2007

File #1-9947

Dear Mr. Cash:

Set forth below is the response of TRC Companies, Inc. to each comment raised in your February 27, 2008 letter to us.  Upon discussions with Tricia Armelin of your staff, we were given until April 6, 2008 to respond.  We understand that, as stated in your February 27 letter, that the purpose of your review was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings, and we appreciate the efforts of you and your staff in that regard.  We believe we have thoroughly responded to the Commission’s comments and would welcome the opportunity to meet with Commission staff as necessary.

Form 10-K Cover Page

1.              We note that you checked the box to indicate that you have not filed all required reports during the preceding 12 months. Please tell us why you believe you were unable to check the “yes” box.

Response:

We checked the box on the cover page of our 2007 Annual Report on Form 10-K indicating that we had not filed all required reports during the 12 months preceding the filing date of December 14, 2007 because as of that date the Form 10-Q for the first quarter of fiscal 2008 had not yet been filed.

2.              We note that you did not check the box to indicate that the annual report does not contain disclosure concerning tardy Section 16 reports (i.e., by not checking the box you are indicating that there are tardy Section 16 reports). We further note, however, that your annual report does not contain disclosure concerning tardy Section 16 reports. In future filings, please check the box if there is no tardy Section 16 report disclosure in the annual report.

Response:

In future filings, we will check the box if there is no tardy Section 16 report disclosure in the annual report.

Legal Proceedings, page 21

3.              In future filings, for any legal proceedings for which you provide disclosure please fully identify by name the principal parties to the proceedings and identify the relief sought. Please see Item 103 of Regulation S-K.

Response:

In future filings, for any legal proceeding for which we provide disclosure we will fully identify by name the principal parties to the proceedings and identify the relief sought in accordance with Item 103 of Regulation S-K.

Critical Accounting Policies, page 30

Revenue Recognition, page 31

4.              We note from your disclosure on pages 12 and 55 that your results have been negatively impacted by your project acceptance controls, timing of customer invoicing and collection efforts. With a view towards future disclosure, please supplementally provide us with a discussion of how these factors have been considered in your revenue recognition policy and, to the extent practicable, please quantify the impact of these factors have had on your operating results.

Response

As disclosed in our critical accounting policies, we recognize revenue in accordance with Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”). Specifically, we follow the guidance in paragraphs 23 through 26 of SOP 81-1 which establishes five criteria for using the percentage of completion method.  Following is a summary of those criteria and how we considered our project acceptance controls, timing of customer invoicing and collection efforts on meeting those criteria, as applicable:

1. Work is performed based on written contracts executed by the parties that clearly specify the goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and the terms of settlement.

We recognize revenue only when written contracts signed by the parties with these items exist.

2. Buyers have the ability to satisfy their obligations under the contracts.

We assess the ability of our customers to pay us in determining whether revenue recognition is appropriate. For the years ended June 30, 2007, 2006 and 2005 our provision for doubtful accounts was $1.3 million, $8.0 million and $5.0 million, respectively which represented 0.3%, 2.0% and 1.4%, respectively of our gross revenue.  This means that 99.7%, 98.0% and 98.6%, respectively of amounts billed were collected and that our customers have the ability to satisfy their obligations with us. Our control weakness related to not timely invoicing our customers and not pursuing collections aggressively which impacted the timing of cash receipts; however, as demonstrated herein, substantially all revenue was ultimately collected.  Additionally, we do provide for estimated losses in connection with our revenue recognition.

3. The contractor has the ability to perform its contractual obligations.

We have a history of performing all services required under the contractual terms of our arrangements.  We ascertain that we are able to perform our obligations before recognizing revenue.

4. The contractor has an adequate estimating process and the ability to estimate reliably both the costs to complete the project and the percentages of contract performance completed.

We have a process to reliably estimate the costs to complete our projects and determine the percentages of project completion.  Due to the complexity of the projects we undertake and the duration of the contracts, costs to complete may change as projects progress.  We have controls in place to identify such changes and ensure they are reflected in the project accounting on a timely basis.  In some cases we accepted projects that did not achieve our desired financial objectives due to inadequate project acceptance controls; however, in those cases revenue was recognized based on estimated costs to complete and losses were recognized at the time it was known that a project was in a loss position.

5. The contractor has a cost accounting system that adequately accumulates and allocates costs in a manner consistent with the estimates produced by the estimating process.

See discussion above.

In summary, the items you referenced negatively impacted our liquidity and profitability; however, they did not impact our ability to recognize revenue based on the criteria in SOP 81-1.  Revenue was recognized and losses were accrued on any loss contracts  consistent with the requirements of SOP 81-1.

With respect to your request to quantify the impact these factors had on our operating results, we recorded a provision for doubtful accounts for the years ended June 30, 2007 and  2006 of $1.3 million and $8.0 million, respectively.   We believe if we had had better controls over  the timing of customer invoicing and collection efforts  based on our customers, our industry and the general economic environment that existed at the time, our provision would have been substantially lower during fiscal 2006 although it is not possible to quantify what it would have been.  Additionally, to the extent that projects resulted in significant losses albeit from either inadequate project acceptance controls or other reasons, we have and will continue to discuss the losses.

We believe that we have substantially addressed these control issues in fiscal 2008 and that our results will no longer be impacted specifically by the adverse impact of  inadequate project acceptance controls, delays in customer invoicing and delinquent collection efforts.  To the extent that our results are affected by these and other internal control matters in the future we will discuss how any such items are considered in our revenue recognition policy and quantify the impact of these factors to the extent possible.  We expect that the single platform we implemented in May 2007 will provide us with better information to quantify the impact of such items going forward.

Results of Operations, page 38

5.              We note from your disclosure that your provision for doubtful accounts was impacted by the recovery of certain large receivables that had been reserved for in prior years.  Please revise future filings to quantify the impact of any significant recoveries in your discussion of operations as well as in your Schedule II footnote disclosure.

Response:

In future filings, we will quantify the impact of any significant recoveries in our discussion of operations and Schedule II and disclose on a gross basis the amount of write-offs and recoveries.

Note 1. Company Background and Basis of Presentation, page 55

6.              With a view towards future disclosure, please supplementally provide us with a more specific and comprehensive discussion of the contracts you account for using the proportionate consolidation method and how you determined that this treatment was appropriate.  Reference EITF 00-01.

Response:

The only significant contract that is accounted for using the proportionate consolidation method as of  June 30, 2007 was related to a joint venture arrangement with E.S. Boulos Company and O’Connell Electric Company, Inc.  In fiscal 2006, we, E.S. Boulos Company and O’Connell Electric Company, Inc. formed the Rochester Power Delivery Joint Venture (“RPD JV”) to design and construct a $100 million electrical transmission and distribution system for Rochester Gas and Electric. The construction of the electrical transmission and distribution system is the single business purpose of the RPD JV. The joint venture arrangement was formed in the ordinary course of business to share risks and to secure specialty skills required for project execution.  The RPD JV is a contractual joint venture and not a separate legal entity, and each joint venture member has a 33.33% membership interest in RPD JV.

We account for our interest in the RPD JV on a proportionate consolidation basis in accordance with Emerging Issues Task Force (“EITF”) Issue 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures” (“EITF 00-1”) and Statement of Position 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts” (“SOP 81-1”).

EITF 00-1 addresses whether there are circumstances in which investments in separate legal entities (where the investor does not own an undivided interest) that are accounted for under the equity method can be displayed in the financial statements on a proportionate gross basis. In paragraph four the Task Force reached a consensus that a proportionate gross financial statement presentation is not appropriate for an investment in an unincorporated legal entity accounted for by the equity method unless the investee is in either the construction or an extractive industry where there is a longstanding practice of its use. Because we are a national consulting engineering and construction management firm and operate in the construction industry, where a longstanding practice of proportionate presentation exists, we believe we satisfy the industry exception provided under paragraph four of EITF 00-1.

We also evaluated the joint venture presentation practices discussed in Statement of Position 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts” (“SOP 81-1”). Chapter 3 of SOP 81-1 AICPA Construction Contractors’ Guide: “Accounting for and Reporting Investments in Construction Joint Ventures” prescribes the following methods of presenting a venturer’s interest in a construction joint venture:

3.13      At least five different methods of presenting a venturer’s interest in a venture are followed in present practice:

1.      Consolidation. The venture is fully consolidated, with the other venturer’s interests shown as minority interests.

2.      Partial or proportionate consolidation. The venturer records its proportionate interest in the venture’s assets, liabilities, revenues, and expenses on a line-by-line basis and combines the amounts directly with its own assets, liabilities, revenues, and expenses without distinguishing between the amounts related to the venture and those held directly by the venturer.

3.      Expanded equity method. The venturer presents its proportionate share of the venture’s assets and liabilities in capsule form, segregated between current and noncurrent. The elements of the investment are presented separately by including the venturer’s equity in the venture’s corresponding items under current assets, current liabilities, noncurrent assets, noncurrent liabilities, revenues, and expenses, using a caption such as “investor’s share of net current assets of joint ventures.”

4.      Equity method. The equity method is the traditional one-line method prescribed by APB Opinion No. 18 for investments in corporate joint ventures and for investments in common stock that represent less than a majority interest but that evidence an ability to exercise significant influence over the investee.

5.      Cost. The investment is recorded at cost, and income is recognized as distributions are received from earnings accumulated by the venture since the date of acquisition by the venturer.

3.14      The extent of the use of those methods varies; however, they have all been used in, or have been considered acceptable for use in, accounting for investments in joint ventures in the construction industry. Combinations of those methods have also been used in the construction industry. For example, a common combination is to use the one-line equity method in the balance sheet and the proportionate consolidation method in the income statement.

In our determination of whether application of the proportionate consolidation method was appropriate for the RPD JV, (i.e. does the joint venture qualify as construction joint venture) we reviewed the venture’s underlying contract with Rochester Gas and Electric.  The contract is a construction  type contract and provides for the contractor to: “furnish the turnkey design, engineering, scheduling, procurement, construction, installation, project management and other services required for the construction of various improvements to portions of the electric transmission system, certain substations and related facilities, all as more specifically described in the specifications for Contractor’s services as set forth in Attachment A, Attachment B and Attachment C hereto…” The noted Attachments are for the work scope and specifications related to the construction of the transmission and distribution system.

We plan to enhance our disclosure related to proportionate consolidation as follows:

We execute certain engineering and construction projects through joint venture arrangements with unrelated third parties. The project specific joint ventures are formed in the ordinary course of business to share risks and/or to secure specialty skills required for project execution.  In fiscal 2006, TRC, E.S. Boulos Company and O’Connell Electric Company, Inc. formed the Rochester Power Delivery Joint Venture (“RPD JV”) to design and construct an electrical transmission and distribution system for Rochester Gas and Electric. The construction of the electrical transmission and distribution system is the single business purpose of the RPD joint venture arrangement. Each joint venture member has a 33.33% membership interest in RPD JV.  The RPD JV is accounted for using the  proportionate consolidation method.

Note 9. Goodwill and Intangible Assets, page 73

7.              With a view towards future disclosure, please supplementally provide us with a more specific and comprehensive discussion of your goodwill impairment policy. Based on your current disclosure, it is unclear if your policy complies with paragraphs 19-21 of SFAS 142.

Response

In testing goodwill for impairment, we follow paragraph 19 of SFAS 142 which indicates that the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.” We use SFAS 131 paragraph 10 to determine our reporting units at June 30, 2007. Paragraph 10 of SFAS 131 defines “an operating segment as a component of an enterprise (a) that engages in business activities from which it may earn revenues and incur expenses; these may include revenues and expenses relating to transactions with other components of the same enterprise, (b) whose operating results are regularly reviewed by the chief operating decision-maker (“CODM”) to make decisions about the resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.”

As of our December 31, 2006 measurement date, we were in the process of moving towards a matrix organization with a market leader responsible for each of our four market areas (environmental, infrastructure, energy and real estate) and a regional management structure to manage each of our three geographic regions (East, Central and West). First we considered whether our four market areas constituted reporting units. In May 2007, we converted three legacy systems onto our current operating system. Prior to May 2007, our legacy accounting systems were not configured to track revenue or profit by market area. Without incurring substantial effort and expense to develop and analyze information outside of our existing reporting systems, we have no way to accurately determine revenue and operating profit by market area. Thus, we determined that our market areas did not meet the SFAS 142 paragraph 30 definition of a reporting unit because discrete financial information was not available as of December 31, 2006.  While we are working towards this end, discrete financial information of sufficient accuracy is not yet available by market area.

We also considered whether the regions met the definition of separate reporting units as of December 31, 2006. Although we are moving towards managing our businesses on a regional basis, the regional structure was not functionally complete at December 31, 2006. Each region is comprised of a group of practices that are run by Practice Leaders. As of December 31, 2006, we were still in the process of defining the practices within each region, as well as, Practice Leaders responsible for managing our practices.  The incomplete organization structure resulted in our concluding that our geographic regions did not meet the SFAS 142 paragraph 30 definition of separate reporting units as segment management did not regularly review the operating results on a geographic basis.

Accordingly, we concluded that as of December 31, 2006, we operated as one reporting unit. Given transitional issues related to our system conversion in May 2007, we do not expect to have the level of discrete financial information concerning market areas to report them until fiscal 2009.

We  considered the guidance in paragraphs 23 and 25 in the determination the fair value of our reporting unit. As of December 31, 2006, the fair value of the reporting unit exceeded the carrying value.  Accordingly, we passed step one of the annual impairment test and no work was required related to step two as described in paragraphs 21 and 22 as of December 31, 2006.

Primarily due to a decline in our stock price subsequent to the filing of our Form 10-K in December 2007 , we have reassessed the carrying value of our goodwill as of September 30, 2007 and expect that we will report a goodwill impairment charge in the quarter ended September 30, 2007.

We propose enhancing our disclosure regarding our goodwill impairment policy in Note 2. Summary of Significant Accounting Policies and New Pronouncements on page 59 as follows:

Goodwill and Other Intangible Assets—The costs of intangible assets with determinable useful lives are amortized on a straight-line basis over the estimated periods benefited. The Company’s policy is to amortize customer relationships with determinable lives over their estimated useful lives ranging from five to 15 years. Contract backlog and other intangibles with contractual terms are amortized over their estimated useful lives ranging from two to six years. The Company reviews the economic lives of its intangible assets annually. As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) goodwill and indefinite-lived intangibles are not amortized, but are evaluated at least annually for impairment. The Company evaluates the recovery of goodwill annually or more frequently if events or circumstances, such as declines in sales, earnings or cash flows, or material adverse changes in the business climate, indicate that the carrying value of a reporting unit might be impaired. The Company operates as one reporting unit. Goodwill is considered to be potentially impaired when the net book value of the reporting unit exceeds its estimated fair value. The market capitalization of the Company’s stock, discounted cash flows and other factors are considered in determining the fair value of goodwill.

Note 16. Reportable Segments, Page 88

8.              We note from your disclosure on page two that you have created a new matrix management and reporting structure. Please supplementally provide us with a more comprehensive description of this new structure and tell us what consideration you gave to the impact of this new structure on your determination of your operating and reporting segments.

Response:

Our new management structure is best described as a matrix form of organization. The structure includes a market business director responsible for each of our market areas (environmental, infrastructure, energy and real estate) and a regional business director responsible for each of our geographical regions (East, West and Central). Within each region are the designated individual practices that are headed by Practice Leaders.  Regional leaders report directly to the Chief Executive Officer, our Chief Operating Decision Maker (“CODM”).  The market business directors report to the President.

In determining our operating segments, we reviewed FAS 131, paragraph 10 which defines “an operating segment as a component of an enterprise (a) that engages in business activities from which it may earn revenues and incur expenses; these may include revenues and expenses relating to transactions with other components of the same enterprise, (b) whose operating results are regularly reviewed by the chief operating decision-maker (“CODM”) to make decisions about the resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.”  We also considered FAS 131, paragraph 15 addresses the situation where organizations have two or more overlapping sets of components (matrix organizations) for which managers are held responsible. In these situations, the guidance states that a company’s service lines would constitute the operating segments. Therefore, we considered whether our market areas (analogous to service lines) would constitute operating segments.

Upon the appointment of Chris Vincze as CEO in January 2006, we have been transitioning from a decentralized organizational structure to a centralized organizational structure; we have been transitioning from management viewing the business as providing a range of professional services solely on an office basis to providing services to the market by service line; and we have been transitioning from 17 legacy systems two years ago to a common computer system (Vision) that will ultimately allow us to report revenues and profit by segment. These changes to our senior management team and resulting changes in our management and organizational structure made in conjunction with our implementation of the Vision ERP system in May 2007 prompted us to re-evaluate the determination of our operating segments.

Our financial systems were not previously configured to track revenue or profit by market area. Part of our acquisition strategy was to allow the acquired company to operate and measure their business as they had prior to being acquired. As a result our accounting systems were not configured to provide revenue or profit by market area. During FY2006, we converted a significant portion of our financial records from various legacy financial systems to one of our then three principal financial systems.  At that time, we were still operating under the former management and operating structure which did not formally identify or manage market areas. As a result, our legacy accounting systems preceded the newly defined operating structure. We did not contemplate re-configuring the legacy accounting systems to report by market area.

As previously noted, in May 2007, we moved to one uniform ERP system, Vision. Prior to the Vision implementation, our CODM reviewed financial information primarily on an office by office basis. With the implementation of the Vision system in May 2007, we attempted to realign our financial reporting from reporting by office to reporting by practice and market; however, due to the magnitude of the change in our reporting structure, we did not have available at as of June 30, 2007 and we do not have as of now financial information of sufficient accuracy to report for the markets that we have defined.

Without incurring substantial effort and costs to develop and analyze information outside our normal reporting system(s), we currently have no way to accurately determine revenue by market area. Because discrete financial information is not available by market area, the operating results for each market area is not regularly reviewed by the chief operating decision maker to assess performance and make resource allocation decisions by market area. Consequently, we determined that our market areas do not now meet the FAS 131 par 10 definition of an operating segment. Specifically, our market areas do not now meet criterion C of the FAS 131 par 10 as discrete financial information is not now available.

Our market areas do not qualify as operating segments for fiscal years 2006, 2007 and into fiscal year 2008 as defined by FAS 131. Accordingly, we reported our results as one operating segment in fiscal years 2006 and 2007, and we will continue to report our results as one operating segment through fiscal year 2008. We now anticipate that we will be able to report segment data by market area in our filing on Form 10-Q for the period ended September 30, 2008.

Item 10. Directors, Executive Officers and Corporate Governance, page 108

Board Meetings and Committees, page 109

9.              Regarding the definition of “audit committee financial expert” referenced in the second full paragraph, please note that the term is defined in Item 407(d)(5)(ii) of Regulation S-K and is no longer in Item 401 of Regulation S-K. Please revise in future filings.

Response:

The reference will be revised to Item 407(d)(5)(ii)  in future filings.

Compensation Discussion and Analysis, page 112

Elements of Compensation, page 116

10.       In future filings, please disclose and quantify the performance targets and criteria used for base salary adjustments.

Response:

In future filings we will discuss and quantify to the extent possible the performance targets and criteria used for base salary adjustments.

Base Salaries, page 115

11.       In future filings, please disclose how the committee determined the base salary figures.

Response:

On page 115, we state:

“Base salaries earned by our executives are designed to provide a reasonable level of compensation relative to each executive’s duties and responsibilities.

Pursuant to our compensation philosophy, we set our executives’ salaries considering their skills, expertise, responsibilities and the salaries of comparable positions in similar organizations.  The Committee considers these factors as well as the pay relationship between the executives to ensure that pay is reasonable for both an internal and external perspective.  Base salaries of our executives differ from one another due to these factors.  For example, our CEO’s responsibilities are greater than that of our other executives; therefore, his base salary is higher than theirs.  The Committee reviews salaries annually for possible adjustment.”

We also state on page 115:

“Our executive compensation programs are intended to represent a reasonable balance between fixed compensation, which the executives earn for doing their jobs, and variable compensation which is at risk and may never be earned.  We consider base salaries fixed compensation…”

“We target levels of compensation at the market median.  The mix of compensation is intended to provide a median level of compensation at target performance.  The Committee determines the balance between fixed and variable compensation for each executive based on the responsibilities of the position and its impact on Company performance.  Executives with greater responsibilities generally have a larger percentage of their total compensation at risk…”

“We consider the executive’s performance when making base salary adjustments…”

Also on page 114, we state:

“The total compensation for our executives is comprised of base salaries, annual incentives, long-term equity incentives and prerequisites…”

“Consistent with our philosophy of setting executive compensation for target performance at the market median, in 2007 the Committee reviewed the compensation of each executive by compensation component and in total.  Our compensation consultants prepared a competitive assessment of base salary, annual incentives and equity awards (“Compensation Review”).”

These are the only factors that were considered in the determination of base salaries.  In future filings, we will disclose  that no other quantitative information is used in the determination of base salaries.

Annual Incentive Plan, page 116

12.       In future filings, please specifically identify and quantify the individual objectives which represent 30% of the bonus calculation.

Response:

In future filings, we will specifically identify and quantify individual objectives which represent 30% of the bonus calculation.

Bonus Payments, page 116

13.       In future filings, please elaborate on the factors used to award the discretionary bonuses in light of the fact that bonuses were not achieved under the Executive Management Bonus Program.

Response:

In future filings we will elaborate on the relevant considerations related to awarding any discretionary bonuses.

Item 13. Certain Relationships and Related Transactions, and Directors Independence, page 131

14.       In future filings, when you are providing disclosure in response to Item 404 of Regulation S-K.  Please include the following information regarding each transaction for which disclosure is provided:

•                  The name of the related person and the basis on which the person is a related person.

•                  The related person’s interest in the transaction, including the related person’s position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.

•                  The approximate dollar value of the amount involved in the transaction.

•                  The approximate dollar value of the amount of the related person’s interest in the transaction.

•                  In the case of indebtedness, the disclosure should include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the transaction.

•                  Any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

Response:

We will provide all of the above information for each transaction in future filings.

15.       In future filings, please include a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Response:

In future filings, we will include a description of our policies and procedures for the review, approval and ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedule, page 133

16.       We note that on page 132 you state that on July 19, 2006 you entered into loan and warrant agreements with Federal Partners, L.P., an affiliate of the Clark Estates, which holds almost 11% of the outstanding shares of your common stock. Please tell us why you did not file these agreements as exhibits pursuant to Item 601(b)(ii)(A) of Regulation S-K.

Response:

Both the loan agreement and warrant agreement with Federal Partners, L.P. described in Item 13. Certain Relationships and Related Transactions, and Director Independence on page 132 were filed as exhibits to a Form 8-K filed with the SEC on July 20, 2006.   Due to an oversight, the  Form 8-K dated July 20, 2006 was not incorporated by reference in the Exhibit Table in Part IV, Item 15.  In future filings, we will include as an exhibit or incorporate by reference the Federal Partners loan and warrant agreements.

Signatures, page 135

17.       In future filings, please identify which officer has signed on your behalf in the capacity of principal financial officer, as required by General Instruction D to Form 10-K.

Response:

In future filings, we will identify the officer that has signed on our behalf in the capacity of principal financial officer.

In connection with responding to your comments, we acknowledge that:

•                  We are responsible for the accuracy of the disclosure in our filings;

•                  we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please do not hesitate to contact me if you have any questions. You can reach me at my office at 978 656 3614, on my cell phone at 978 257 5954 or by e-mail at cpaschetag@trcsolutions.com.

Sincerely,

/s/ Carl Paschetag, Jr.

Carl Paschetag, Jr.

Chief Financial Officer